================================================================================

                           UNITED STATES UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------
                                    FORM 11-K
                                   ----------


              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                          METALS USA, INC. 401 (K) PLAN
                            (FULL TITLE OF THE PLAN)

                                METALS USA, INC.
          (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN)

                         COMMISSION FILE NUMBER 1-13123

                  DELAWARE                                76-0533626
        (State or other jurisdiction                   (I.R.S. Employer
      of incorporation or organization)              Identification Number)

         THREE RIVERWAY, SUITE 600
               HOUSTON, TEXAS                               77056
  (Address of Principal Executive Offices)                (Zip Code)

       Registrant's telephone number, including area code: (713) 965-0990

================================================================================

METALS USA, INC. 401(k) PLAN

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2002, AND INDEPENDENT AUDITORS' REPORT

METALS USA, INC. 401(k) PLAN

INDEX

                                                                                         PAGE
INDEPENDENT AUDITORS' REPORT                                                               1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:

   Statements of Net Assets Available for Benefits                                         2

   Statements of Changes in Net Assets Available for Benefits                              3

   Notes to Financial Statements                                                           4

SUPPLEMENTAL SCHEDULE* -

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2002      10

OTHER

   Signatures                                                                             11

   Index to Exhibits                                                                      12

* Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
   Metals USA, Inc. 401(k) Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of Metals USA, Inc. 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subject to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Houston, Texas
June 27, 2003

METALS USA, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 2002 AND 2001

                                               2002              2001
ASSETS:
   Investments, at fair value             $  52,850,935     $  74,677,382
   Receivables:
      Employer contributions                                          304
      Employee contributions                    194,138           423,719
      Participant notes                       2,200,333         2,591,112
      Other                                                         3,538
                                          -------------     -------------

           Total receivables                  2,394,471         3,018,673
                                          -------------     -------------

NET ASSETS AVAILABLE FOR BENEFITS         $  55,245,406     $  77,696,055
                                          =============     =============

The accompanying notes are an integral part of these financial statements.

METALS USA, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                       2002               2001
ADDITIONS (DEDUCTIONS) TO NET ASSETS
   ATTRIBUTED TO:
   Investment income (loss):
      Interest                                                    $    1,032,564     $    1,268,325
      Dividends                                                                             129,032
      Net depreciation in fair value of investments                  (10,858,293)       (16,569,918)
                                                                  --------------     --------------

           Total investment loss                                      (9,825,729)       (15,172,561)
                                                                  --------------     --------------

   Contributions:
      Employer                                                            70,024          2,330,156
      Employee                                                         4,225,736          6,494,504
                                                                  --------------     --------------

           Total contributions                                         4,295,760          8,824,660

   Transfer (to) from affiliated plan                                   (216,188)           135,164
                                                                  --------------     --------------

           Total deductions                                           (5,746,157)        (6,212,737)
                                                                  --------------     --------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefit payments                                                   15,999,628         10,842,415
   Administrative expense                                                 73,806             77,887
   Participant notes receivable terminated due to withdrawal
      of participant                                                     631,058            376,160
                                                                  --------------     --------------

           Total deductions                                           16,704,492         11,296,462
                                                                  --------------     --------------

NET DECREASE                                                         (22,450,649)       (17,509,199)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING
   OF YEAR                                                            77,696,055         95,205,254
                                                                  --------------     --------------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                    $   55,245,406     $   77,696,055
                                                                  ==============     ==============

The accompanying notes are an integral part of these financial statements.

METALS USA, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1.    DESCRIPTION OF PLAN

      The following description of the Metals USA, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan established effective June 1, 1998 which was amended and restated in its entirety and was effective as of January 1, 2000. Each employee who was a participant in a plan that was merged into the Plan shall become an eligible employee as of the date of the merger. Other, nonunion employees of Metals USA, Inc. (the "Company") become eligible to participate upon completing six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS - Participants may contribute an amount equal to not less than 1% nor more than 25% (15% in 2001) of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, 20 pooled separate accounts, a guaranteed investment contract and Company stock, as investment options for participants. Employee contributions are recorded as a receivable in the period during which the Company makes payroll deductions from the participant's earnings.

      The Company may make a qualified matching contribution in an amount equal to $.50 for each $1.00 contributed by a participant, up to a maximum of 6% of the participant's compensation. Qualified matching contributions are recorded monthly. The Company may also make discretionary qualified nonelective and profit sharing contributions. Discretionary qualified nonelective and profit sharing contributions, if any, are recorded when received. For the year ended December 31, 2002 there were no discretionary contributions made. For the year ended December 31, 2001, discretionary qualified nonelective and profit sharing contributions were $397,091 and $213,890, respectively. Effective October 1, 2001 the Company discontinued their matching contribution until further notice.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING - Participants are immediately vested in their own voluntary contributions and qualified nonelective and profit sharing contributions plus earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of service. With the exception of balances transferred from the Pacific Metal Company Amended and Restated Employee Stock Ownership Plan and Trust, a participant becomes 25% vested after one year of service, 50% vested after two years of service, 75% vested after three years of service and 100% vested after four years of service. However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant's account becomes 100% vested.

      BENEFIT PAYMENTS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account, a distribution in the form of an annuity, or installment payments. Distributions are subject to the applicable provisions of the plan agreement and applicable tax laws. Benefit claims are recorded as distributions when they have been approved for payment and paid by the Plan.

      PARTICIPANT NOTES RECEIVABLE - Participants may borrow up to a maximum of $50,000 or 50% of the vested portion of his or her account balance, whichever is less. Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (5.25% to 10.50% and 6.00% to 11.50% for the years ended December 31, 2002 and 2001, respectively).

      OTHER RECEIVABLE - The other receivable represents the difference between interest actually earned on underlying investments and the interest credited to the Ohio National Life Insurance Company ("ONLIC") Fixed Accumulation Account during 2001. The difference was passed back to the Plan through a subsequent adjustment to the credited rate of return, in accordance with the Plan's contract with ONLIC.

      ADMINISTRATIVE EXPENSES - The expenses of administration of the Plan, including the expenses of the Administrator and fees of the Trustee, shall be paid by the Plan unless the Plan sponsor elects to make payment.

      BASIS OF PRESENTATION - The accompanying plan financial statements have been prepared on the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. On November 14, 2001, the Company and all of its U.S. subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy Code") in the U.S. Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court") and began operating their business as debtors-in-possession pursuant to the Bankruptcy Code. On October 31, 2002, the Company's Reorganization Plan became effective and the successor company emerged from bankruptcy court protection.

2.    SUMMARY OF ACCOUNTING POLICIES

      METHOD OF ACCOUNTING - The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from these estimates.

      INVESTMENT VALUATION - Investments in the general account and the guaranteed investment contract are non-fully benefit responsive and are stated at fair value. The term "non-fully benefit responsive" generally relates to investments that have or could have possible conditions, limitations or restrictions on participant initiated transactions. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Participant notes receivable are valued at cost which approximates fair value. The Company stock is valued at its quoted market price.

      The Plan had 2,754,651 shares of the Company predecessor stock at December 31, 2002. Pursuant to the Company's Reorganization Plan, which became effective October 31, 2002, all holders of Metals USA common stock were entitled to receive warrants in exchange for their shares in an approximate ratio of 1 warrant for every 10 shares of stock. On April 30, 2003, the Company initiated the exchange of warrants for the stock. The Plan received approximately 275,465 warrants. The warrants were allocated to participants who may direct the usage of the warrants. Each warrant entitles to holder to purchase 1 share of the new Metals USA stock at a cost of $18.50/share through October 31, 2007. The warrants trade on the American Stock Exchange under the sticker symbol MLT.WS.

      Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      RISKS AND UNCERTAINTIES - The Plan provides for investments in various securities through the investment funds offered to participants, including but not limited to, foreign and domestic equity securities, bonds and obligations of the U.S. government, among others. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

3.    INVESTMENTS

      Investments that represent 5% or more of the Plan's net assets are separately identified below:

                                                                DECEMBER 31,
                                                       -------------------------------
                                                            2002              2001
        CIGNA Guaranteed Income Fund
           interest rates, 5.05% - 5.25%               $  20,810,101     $  21,870,613
        CIGNA Fidelity Advisor Equity Growth Fund          6,547,903        13,850,205
        CIGNA Janus Account                                4,152,503         8,019,322
        CIGNA Growth & Income Fund/Multi-Manager           3,537,743         6,611,142
        CIGNA Lifetime40 Fund                              3,949,869         5,992,036
        CIGNA S&P 500 Index Fund                           2,889,144         4,392,719

      INVESTMENT PERFORMANCE - During the years ended December 31, 2002 and 2001, the Plan's investments (including interest, dividends, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) (depreciated) appreciated in value as follows:

                                                                              DECEMBER 31,
                                                                   ----------------------------------
                                                                        2002                2001
        General Account - CIGNA Charter Guaranteed Income Fund     $      842,399     $     1,099,906
        Guaranteed Investment Contract - ONLIC Fixed
           Accumulation Account                                           111,208             135,888
                                                                   --------------     ---------------

        Total                                                             953,607           1,235,794

        Pooled Separate Accounts:
           CIGNA S&P 500 Index Fund                                      (920,233)           (567,258)
           CIGNA Growth & Income Fund/Multi-Manager                    (1,714,021)         (1,077,942)
           CIGNA Global Value/Morgan Stanley                             (377,088)           (216,555)
           CIGNA Fidelity Advisor Equity Growth Fund                   (3,587,903)         (3,429,979)
           CIGNA Warburg Pincus Emerging Growth Fund
              (Advisor Shares)*                                                            (1,407,563)
           CIGNA Balanced I/Wellington Management*                                            (89,956)
           CIGNA Janus Account                                         (1,793,786)         (3,252,833)
           CIGNA Neuberger Berman Partners Trust                                              (75,014)
           CIGNA Lifetime20 Fund                                         (110,187)            (66,748)
           CIGNA Lifetime30 Fund                                         (161,062)            (44,398)
           CIGNA Lifetime40 Fund                                         (577,670)           (336,561)
           CIGNA Lifetime50 Fund                                          (72,615)            (50,713)
           CIGNA Lifetime60 Fund                                          (14,920)                542
           CIGNA Large Cap Value Fund/Levin & Co.                        (370,161)             35,242
           CIGNA Mid-size Value Fund/Wellington                          (161,796)             (7,838)
           CIGNA Mid-size Blend Fund/Cadence                              (39,588)             (3,547)
           CIGNA Mid-size Growth Fund/Artisan                            (617,036)            149,300
           CIGNA Small Cap Value Fund/Sterling                           (183,495)             (3,559)
           CIGNA Small Cap Growth Fund/Times Square                       (61,169)              5,131
           CIGNA American Century International Growth Fund               (19,937)             (1,743)
                                                                   --------------     ---------------

        Total                                                         (10,782,667)        (10,441,992)

        Common Stock - Metals USA, Inc. Stock                            (186,834)         (6,197,413)
        Participant Notes Receivable                                      190,165             231,050
                                                                   --------------     ---------------

        Net decrease                                               $   (9,825,729)    $   (15,172,561)
                                                                   ==============     ===============

        * Removed from plan in 2002

4.    INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

      The Plan participates in a contract with CG Life via an investment in the CIGNA Guaranteed Income Fund. CG Life commingles the assets of the CIGNA Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Guaranteed Income Fund the Plan is credited with interest at the rate specified in the contract, which was 3.90% and 5.05% for the years ended December 31, 2002 and 2001, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Income Fund for six months. The Plan participates in a contract with Ohio National Life Insurance Company via an investment in the ONLIC Fixed Accumulation Account. For the Plan's investment in the ONLIC Fixed Accumulation Account, the Plan is credited with interest at the rate specified in the contract which was 4.85% and 5.25% for the years ended December 31, 2002 and 2001, respectively, net of asset charges. As discussed in Note 2, the CIGNA Income Fund and the ONLIC Fixed Accumulation Account are included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

5.    RELATED-PARTY TRANSACTIONS

      Plan assets include investments in funds managed by CG Life, a wholly owned subsidiary of CIGNA. CG Life is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of common stock of Metals USA, Inc., the plan sponsor, which also qualifies as a party-in-interest.

6.    PLAN TERMINATION

      The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

7.    TAX STATUS

      The Plan is a tax-qualified retirement plan under the Internal Revenue Code (the "Code") Section 401(a), with a qualified cash or deferred arrangement under Code Section 401(k) ("CODA") and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

      The Plan is an adopted form of the PDS Tax Qualified 401(k) Savings Plan & Trust Agreements Volume Submitter Plan (the "Volume Submitter Plan"), a non-standardized profit sharing plan with CODA. The Volume Submitter Plan obtained an opinion letter from the IRS dated November 20, 2000, which stated that the Volume Submitter Plan was in compliance with the applicable requirements of the Code. The Company is in the process of applying for a determination letter covering the adoption agreement of the Volume Submitter Plan. The Company believes that the Plan is currently being administered in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.    TRANSFER FROM AFFILIATED PLAN

      During 2002 and 2001, certain employees and their participant balances were transferred to/from an affiliated plan to the Plan.

9.    FORFEITURES

      Forfeitures result from nonvested Company contributions remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $1,697 at December 31, 2001, is included in the CIGNA Charter Guaranteed Income Fund and is available to offset contributions, which would be otherwise payable by the Company or reallocated to the participants, in accordance with the plan agreement. In 2001, company cash contributions were offset by $26,984 from forfeited nonvested accounts. There was no forfeiture reserve balance at December 31, 2002.

                                   * * * * * *

METALS USA, INC. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2002

(a)                      (b)                                                (c)                         (d)            (e)
                                                          DESCRIPTION OF INVESTMENT INCLUDING
             IDENTITY OF ISSUE, BORROWER,                   MATURITY DATE, RATE OF INTEREST,                         CURRENT
               LESSOR, OR SIMILAR PARTY                    COLLATERAL, PAR OR MATURITY VALUE            COST          VALUE
 *    Connecticut General Life Insurance Company      CIGNA Guaranteed Income Fund                      N/A**     $ 20,810,101

 *    Connecticut General Life Insurance Company      CIGNA S&P 500 Index Fund                          N/A**        2,889,144

 *    Connecticut General Life Insurance Company      CIGNA Growth & Income Fund/Multi-Manager          N/A**        3,537,743

 *    Connecticut General Life Insurance Company      CIGNA Global Value/Morgan Stanley                 N/A**        1,635,732

 *    Connecticut General Life Insurance Company      CIGNA Fidelity Advisor Equity Growth Fund         N/A**        6,547,903

 *    Connecticut General Life Insurance Company      CIGNA Janus Account                               N/A**        4,152,503

 *    Connecticut General Life Insurance Company      CIGNA Lifetime20 Fund                             N/A**          523,516

 *    Connecticut General Life Insurance Company      CIGNA Lifetime30 Fund                             N/A**          854,868

 *    Connecticut General Life Insurance Company      CIGNA Lifetime40 Fund                             N/A**        3,949,869

 *    Connecticut General Life Insurance Company      CIGNA Lifetime50 Fund                             N/A**          741,305

 *    Connecticut General Life Insurance Company      CIGNA Lifetime60 Fund                             N/A**          455,834

 *    Connecticut General Life Insurance Company      CIGNA Large Cap Value Fund/Levin & Co.            N/A**          812,942

 *    Connecticut General Life Insurance Company      CIGNA Mid-size Value Fund/Wellington              N/A**          728,065

 *    Connecticut General Life Insurance Company      CIGNA Mid-size Blend Fund/Cadence                 N/A**          142,839

 *    Connecticut General Life Insurance Company      CIGNA Mid-size Growth Fund/Artisan                N/A**        1,647,685

 *    Connecticut General Life Insurance Company      CIGNA Small Cap Value Fund/Sterling               N/A**          585,632

 *    Connecticut General Life Insurance Company      CIGNA Small Cap Growth Fund/Times Square          N/A**          292,038

 *    Connecticut General Life Insurance Company      CIGNA American Century International
                                                        Growth Fund                                     N/A**          117,511

 *    National Financial Services Corporation         Metals USA, Inc. Common Stock                     N/A**           55,093

 *    Connecticut General Life Insurance Company      CIGNA Guaranteed Income Fund                      N/A**          850,794

 *    Ohio National Life Insurance Company            ONLIC Fixed Accumulation Account                  N/A**        1,519,818
                                                                                                                  ------------

                                                               Total investments                                    52,850,935

 *    Plan Participants                               Participant Notes Receivable bearing
                                                        interest at 6% to 11.5%
                                                                                                        N/A**        2,200,333
                                                                                                                  ------------

                                                                                                                  $ 55,051,268
                                                                                                                  ------------

 * Indicates an identified person known to be a party-in-interest to the Plan. ** Cost information has been omitted for participant directed investments.

                                   SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

METALS USA, INC.

METALS USA, INC. 401(k) PLAN


July 1, 2003                      By:    /S/ TERRY L. FREEMAN
                                      -----------------------
                                         Terry L. Freeman
                                         Senior Vice President and
                                         Chief Financial Officer

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER     DESCRIPTION
   4       Plan Agreement for the Metals USA, Inc. 401(k) Plan as restated January 1, 2000.

99.1       Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
